CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China 214181

May 12, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention:  Mary Beth Breslin

Re:	China Wind Systems, Inc.
Registration Statement on Form S-3, Filed April 28, 2010
File No. 333-166341

Ladies and Gentlemen:

We are writing in response to the comment raised by the staff of the Commission in its letter dated May 5, 2010 with respect to the Registration Statement on Form S-3, filed by China Wind Systems, Inc. (the “Company”).

The Company hereby confirms that it does not intend to issue any debt securities under the above-referenced registration statement and has filed an amendment to the Form S-3 to eliminate all references to any future offerings of such securities under this registration statement.

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), China Wind Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 10:00 a.m., Eastern Time, on Friday, May 14, 2010, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jianhua Wu
Jianhua Wu
Chief Executive Officer